SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer StatementPursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

NEUBERGER BERMAN REAL ESTATE
INCOME FUND INC.

(Name of Subject Company (Issuer))

LOLA BROWN TRUST NO. 1B
ERNEST HOREJSI TRUST NO. 1B

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64126D106
(CUSIP Number of Class of Securities)

Stephen C. Miller, Esq.
Krassa & Miller, LLC
1680 38th Street, Suite 800
Boulder, Colorado 80301
(303) 442-2156
Copy to:
Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
(303) 592-3100

(Name, Address and Telephone Numbers of Person Authorizedto
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$36,299,250	$4,599.12

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,599.12 Form or Registration Number: Schedule TO-T	Filing Party: LOLA BROWN TRUST NO. 1B ERNEST HOREJSI TRUST NO. 1B Date Filed: September 10, 2004

|_|     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going private transaction subject to Rule 13e-3.

|X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    |_|

CUSIP No. 64126D106

    1.      Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Lola Brown Trust No. 1B

    2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)

   3.      SEC Use Only

   4.       Source of Funds (See Instructions)    WC OO

    5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.      Citizenship or Place of Organization    South Dakota

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	463,200 463,200

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person    463,200

   12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.      Percent of Class Reported by Amount in Row (11)    10.12%

    14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 64126D106

    1.      Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Ernest Horejsi Trust No. 1B

   2.          Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)

   3.       SEC Use Only

    4.      Source of Funds (See Instructions)    WC OO

    5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.      Citizenship or Place of Organization    South Dakota

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	4,900 4,900

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person     4,900

   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

   13.      Percent of Class Reported by Amount in Row (11)    0.11%

   14.      Type of Reporting Person (See Instructions)    OO

AMENDMENT NO. 3
TO
SCHEDULE TO

                This Amendment No. 3 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the “Lola Trust”), and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the “Ernest Trust” and, together with the Lola Trust, the “Trusts”) and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission (“SEC”) on September 10, 2004, as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 1, 2004 and Amendment No. 2 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 7, 2004 (collectively, the “Original Schedule TO”). This Schedule TO relates to the Offer by the Trusts to purchase up to 1,825,000 issued and outstanding shares of common stock, par value $0.0001 per share (the “shares”), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (“NRL”), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Supplement No. 2 dated October 14, 2004 relating to the Offer to Purchase dated September 10, 2004, as amended, a copy of which is attached hereto as Exhibit (a)(17) (the “Second Supplement”), the Supplement dated October 1, 2004 relating to the Offer to Purchase dated September 10, 2004 (the “First Supplement”), the Offer to Purchase dated September 10, 2004 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with the Second Supplement, the First Supplement and the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase, the letter of transmittal and the First Supplement were attached as Exhibits (a)(1), (a)(2) and (a)(8), respectively, to the Original Schedule TO.

                Items 1 through 11 of the Initial Schedule TO are hereby amended by expressly incorporating by reference the information in the Second Supplement. The Initial Schedule TO is hereby further amended as follows:

Item 12. Exhibits.

                The following Exhibits are added:

Exhibit (a)	(17) (18) (19) (20)	Description

Supplement No. 2 dated October 14, 2004 Relating to the Offer to Purchase dated September 10, 2004, as amended.

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Press release issued October 14, 2004.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 14, 2004

Lola Brown Trust No. 1B
ErnestHorejsi Trust No. 1B

By:/s/ Stephen C. Miller
Name: Stephen C. Miller
Title: Vice President of Badlands Trust Company,
trustee of the Lola Brown Trust No. 1B and the Ernest
Horejsi Trust No. 1B

EXHIBIT INDEX

Exhibit (a) (b) (d) (g) (h)	(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20)	Description
Offer to Purchase, dated September 10, 2004.*

Letter of Transmittal.*

Notice of Guaranteed Delivery.*

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.*

Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.*

Copy of Complaint dated September 23, 2004.*

 Letter dated September 14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.*

 Letter dated September 16, 2004 from the Trusts to the special committee of the board of directors of NRL.*

 Press release issued October 1, 2004.*

 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

 Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Press release issued October 7, 2004.*

Copy of Counter-Claims dated October 7, 2004.*

Supplement No. 2 dated October 14, 2004 Relating to the Offer to Purchase dated September 10, 2004, as amended.

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Press release issued October 14, 2004.

Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated ;and the Ernest Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated in this Schedule TO by reference to the Schedule 13D filed by the Trusts and Stuart Horejsi on September 2, 2004.*

     Not Applicable

     Not Applicable

     Not Applicable

* Previously filed.